File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

04 APR -1 AM 7:21

Date	1 April 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	1

04024016

SCA

SUPPL

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA's Annual General Meeting 2004**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Margareta Hed

Peter Nyquist / Margareta Hed

dlw 4/5

Encl.

PRESS RELEASE

FILE NO. 82-783

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

SCA's Annual General Meeting 2004

Dividend

The Annual General Meeting approved the dividend of SEK 10:50 (9.60) per share for fiscal year 2003. Accordingly, the dividend has increased 11% annually during the past five years. The record date for the dividend is 6 April 2004 and payment of dividend by VPC is expected on 13 April 2004.

Election of Board members and auditor

The Board members Rolf Börjesson, Sören Gyll, Tom Hedelius, Sverker Martin-Löf, Anders Nyrén, Indra Åsander and Jan Åström were re-elected. At the statutory Board meeting, Sverker Martin-Löf was re-elected Chairman. The Annual General Meeting approved the re-election of the Öhrlings PricewaterhouseCoopers auditing firm for the period through to the close of the Annual General Meeting in 2008.

Acquisition and transfer of own shares

The Annual General Meeting resolved to authorize the Board during the period until the next Annual General Meeting, to decide on the acquisition of company shares on the stock exchange and to transfer any shares thus acquired otherwise than on a stock exchange. The company's acquisition of own shares may amount up to 10% of the total number of shares in the company. The purpose is to provide the Board with the possibility to use company shares as payment for acquisitions.

The speech delivered by President and CEO Jan Åström at the Annual General Meeting is presented at SCA's website www.sca.com. The speech is available from 2 April.

Stockholm, 1 April 2004
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:
Jan Åström, President and CEO. Phone: +46 70 586 0701.
Peter Nyquist, Senior Vice President, Communications and Investor Relations.
Phone: +46 70-575 2906.

File No. 82-763

Date	1 April 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

04 APR -1 AM 7:21

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SUPPL

SCA

Re:
Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption

File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA acquires interest in Mexican tissue company"**.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Margareta Hed

Encl.

PRESS RELEASE

FILE NO. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

SCA acquires interest in Mexican tissue company

SCA has today concluded an agreement with the Mexican company Copamex covering the acquisition of 50% of the common stock of the company that owns Copamex's tissue business. The acquisition is conditional upon completion of a debt refinancing of the Copamex Group. SCA has undertaken to contribute to this refinancing with at total amount of approximately USD 100 M, or SEK 760 M, in the form of common and preferred stock.

With a market share in the consumer segment of about 27%, Copamex is the second largest tissue producer in Mexico. Sales in 2003 amounted to approximately SEK 1,750 M. The Mexican tissue market has shown an average annual growth of about 6% since 1995. SCA and Copamex are already partners in Sancela de Mexico, a company engaged in production and sales of feminine hygiene- and incontinence products for the Mexican and Central American markets. Sancela has annual sales of about SEK 725 M and, following completion of the refinancing, Sancela will form part of the jointly owned tissue company.

More detailed information about the transaction will be provided when the debt refinancing of the Copamex Group has been completed.

Stockholm, 1 April 2004
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:
Jan Åström, President and CEO. Phone: +46 70 586 0701.
Peter Nyquist, Senior Vice President, Communications and Investor Relations.
Phone: +46 70-575 2906.

SCA produces and sells absorbent hygiene products packaging solutions and publication papers. Based on customer needs, value-added products are produced for consumers, institutions, industry and the retail trade Net sales amount to more than SEK 88 billion annually At the beginning of 2003, the number of employees was approximately 44,000, in some 40 countries The SCA share is traded on the stock exchanges in Stockholm and London, and can also be traded in the US in the form of ADRs (American Depositary Receipts, level 1)